FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of NOVEMBER, 2005

MADISON MINERALS INC. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Madison Minerals Inc. News Release Dated November 2, 2005,

2.

Madison Minerals Inc. Joint News Release Dated November 10, 2005,

3.

Madison Minerals Inc. BC FORM 53-901F, Material Change Report Dated November 10, 2005,

4.

Madison Minerals Inc. News Release Dated November 23, 2005.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON MINERALS INC.

(Registrant)

Date: December 5, 2005

By:

“James G. Stewart”

 James G. Stewart

Its:       Secretary

(Title)

Madison Minerals Inc.

2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

December 5, 2005

SECURITIES AND EXCHANGE COMMISSION

         VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Madison Minerals Inc. - (File #0-29250)

Form 6-K

On behalf of Madison Minerals Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON MINERALS INC.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

Miller Thomson, Attention:  Rupert Legge

MADISON	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
MINERALS INC.	Tel: (604) 331-8772 Fax: (604) 331-8773

November 2, 2005	Trading Symbols: TSX Venture – MMR OTC\BB – MMRSF Web Site: www.madisonminerals.com

NEWS RELEASE

Madison Minerals Inc. reports that it has agreed, subject to regulatory approval, to issue 218,037 a total of shares at a deemed price of $0.29 per share to key employees in lieu of cash compensation.

On behalf of the Board of Directors of

MADISON MINERALS INC.

     “Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Madison Minerals Inc.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

November 10, 2005

Item 3.

Press Release

November 10, 2005, Vancouver, B.C.

Item 4.

Summary of Material Change

See attached news release.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 10th day of November, 2005.

MADISON MINERALS INC.

By:

Signed:  “J.G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

BUFFALO GOLD LTD. Suite 301, 700 West Pender Street Vancouver, B.C., Canada V6E 2E9 Phone: 604-685-5492 Fax: 604-688-4169 Trading Symbol: TSXV – BUF.U	MADISON MINERALS INC. Suite 2000, 1055 West Hastings Street Vancouver, B.C., Canada V6E 2E9 Phone: 604-685-5492 Fax: 604-688-4169 Trading Symbols: TSX Venture – MMR OTC\BB – MMRSF

November 10, 2005

MT. KARE TRANSACTION MOVES AHEAD

Buffalo Gold Ltd. (TSX-V: BUF.U) and Madison Minerals Inc. (TSX-V: MMR) are pleased to announce that Madison has now received TSX approval for the initial option granted by Madison whereby Buffalo can acquire a 49% interest in Madison’s interest in the Mt. Kare Property and Buffalo has paid Madison the initial $100,000 payment due to Madison.  Madison has granted Longview Capital Partners Limited (“Longview”) an option to acquire up to a 100% interest of Madison’s 90% interest in the Mt. Kare Property and Longview’s rights to acquire Mt. Kare were, subject to regulatory approval, subsequently assigned to Buffalo.

Buffalo has mobilised its exploration staff to Papua New Guinea and expects to begin exploration fieldwork immediately following the Christmas break.

In order to acquire its interest in the Mt. Kare Property, Buffalo will assume Longview’s obligations under its agreement with Madison as follows:

•

Buffalo will complete a preliminary feasibility study by January 4, 2007, including a minimum of 3,000 metres of drilling, and pay Madison, in cash or shares at Madison’s election, a total of CAD$500,000 by October 1, 2006 on a quarterly basis to acquire a 49% interest in Madison Enterprises (PNG) Ltd. (“Madison PNG”), a wholly-owned subsidiary of Madison that is the holder of the Mt. Kare Property

•

Buffalo can acquire a further 2% interest (51% in the aggregate) by paying, in cash or shares at Buffalo’s election, a further CAD$500,000 on or before February 15, 2007

•

Buffalo can acquire a further 14% interest (65% in the aggregate) by completing a bankable final feasibility study by July 4, 2008 at the latest

•

After acquiring at least a 51% interest, Buffalo will have the right to acquire the balance of Madison’s interest based on an independent valuation of Madison’s remaining interest for cash or shares of Buffalo or a combination of both

•

If Buffalo elects not to acquire Madison’s remaining interest, Buffalo and Madison will enter into a joint venture for the further development of Mt. Kare.

In addition, Madison and Buffalo report that Madison has received notice that two private Papua New Guinea companies have sought leave to bring an action for judicial review of the most recent renewal of EL 1093 in 2004, the exploration licence that comprises the Mt. Kare Property.  If leave were granted to bring the action and if the action were successful, the renewal process would have to be repeated.  As there were no irregularities in the renewal process, Madison and Buffalo are both of the opinion that the action is wholly without merit.

On behalf of the Board of Directors of BUFFALO GOLD LTD. “Damien Reynolds” Damien Reynolds, Chairman of the Board	On behalf of the Board of Directors of MADISON MINERALS INC. “Chet Idziszek” Chet Idziszek, Chairman of the Board

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

MADISON	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
MINERALS INC.	Tel: (604) 331-8772 Fax: (604) 331-8773

November 23, 2005	Trading Symbols: TSX Venture – MMR OTC\BB – MMRSF Web Site: www.madisonminerals.com

NEWS RELEASE

Further to its news release of November 2, 2005, Madison Minerals Inc. (TSX-V: MMR) reports that it has issued a total of  218,037 shares at a deemed price of $0.29 per share to key employees in lieu of cash compensation. These shares are subject to a four-month hold period expiring March 10, 2006.

On behalf of the Board of Directors of

MADISON MINERALS INC.

“Chet Idziszek”_______

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN